U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
UNDERTAKING
A.	Name of issuer or person filing (“Filer”): Computershare Trust Company of Canada

B.	This is [check one]:

☑ an original filing for the Filer.

☐ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Pengrowth Energy Trust

Form type:	Form F-10

File Number (if known):	(Not Available)

Filed by:	Pengrowth Energy Trust

Date Filed (if filed
concurrently, so indicate):	September 8, 2006
(concurrently with Form F-10)
D.	The Filer is incorporated or organized under the laws of Alberta and has its principal place of business at:
Computershare Trust Company of Canada
710, 530-8th Avenue S.W.
Calgary, Alberta T2P 3S8
Phone: (403) 267-6511
Attention: Manager, Corporate Trust
E.	The Filer designates and appoints Computershare Trust Company, Inc. (the “Agent”), located at:
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, CO 80401
Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which the securities subject to the Amended and Restated Trust Indenture, dated July 27, 2006, remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 8th day of September 2006.

Filer:	COMPUTERSHARE TRUST	By:	/s/ Stacie Moore
	COMPANY OF CANADA	Name:	Stacie Moore
		Title:	General Manager, Corporate Trust

		By:	/s/ Laura Leong
		Name:	Laura Leong
		Title:	Professional, Corporate Trust

     This statement has been signed by the following person in the capacity indicated on September 8, 2006.

Computershare Trust Company, Inc. As Agent for Service of Process of Computershare Trust Company of Canada
By:	/s/ John M. Wahl
	Name:	John M. Wahl
	Title:	Corporate Trust Officer